VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

IRA & SEP
Individual Deferred Variable Annuity Contracts for:
Individual Retirement Annuities (Section 408(b))
Simplified Employee Pension Plans (Section 408(k))

Supplement Dated December 30, 2003 to Prospectus Dated May 1, 2003
and as Supplemented November 12, 2003

- Unless otherwise noted herein, all references in the Prospectus to 1994 Contracts are also applicable to 2004 Contracts.

- For Contracts issued on or after April 1, 2004 (2004 Contracts) the Guaranteed Accumulation Account is available as a Fixed Interest Option in all states subject to regulatory approval. All references to "available in New York only" are deleted.

- The section entitled "Right to Cancel" is amended by adding the following paragraph to the end of the section:

  Replacement Contracts Issued After April 1, 2004. Subject to regulatory approval of the 2004 Contracts, you may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to our Home Office along with a written notice of cancellation. Your refund will equal all purchase payments made if canceled within 10 days. After 10 days, your refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested, except in states that require return of premium throughout the free look period.

- The section entitled "Minimum Payment Amounts" under "The Income Phase" is deleted in its entirety and replaced with the following:

  Minimum Payment Amounts for Contracts Issued Prior to April 1, 2004 and Those Issued in States Where 2004 Contracts Are Not Yet Approved.
  For 1994 contracts, which we currently sell, the income phase payment option you select must result in one of the following:
  ▷ A first income phase payment of at least $50; or
  ▷ Total yearly income phase payments of at least $250.

  If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

  For 1992 contracts the payment option you select must result in one of the following:
  ▷ A first payment of at least $20; or
  ▷ Total yearly payments of at least $100.

  If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

  Minimum Payment Amounts for 2004 Contracts (subject to regulatory approval)
  The income phase payment option you select must result in one of the following:
  ▷ A first income phase payment of at least $100; or
  ▷ Total yearly income phase payments of at least $500.

  If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

In New York, the income phase payment option you select must result in one of the following:
- ▷ A first income phase payment of at least $20; or
- ▷ Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

- The section entitled "Involuntary Terminations" under "Other Topics" is deleted in its entirety and replaced with the following:

Involuntary Terminations

Contracts Issued Prior to April 1, 2004 and Those Issued in States Where 2004 Contracts Are Not Yet Approved: Following the completion of two contract years in which no purchase payments have been made, the Company reserves the right to pay the contract's current value to you if that value is less than $1,500, provided the Company gives you 90 days written notice. Such value paid may not utilize the reinvestment privilege. The full value payable to you will not be reduced by any early withdrawal charge, and amounts withdrawn from the Guaranteed Interest Account, if applicable, will not receive a reduced rate of interest. Amounts withdrawn from the Guaranteed Interest Account will receive a guaranteed effective annual yield to the date of contract termination as if the amounts had remained in the Guaranteed Interest Account until the end of a guaranteed term, see Appendix I. This provision does not apply if you have initiated income phase payments.

Contracts Issued On or After April 1, 2004: Subject to state regulatory approval, following the completion of three contract years in which no purchase payments have been made, the Company reserves the right to pay the contract's current value to you if that value is less than $2,000, provided the Company gives you 90 days written notice. Such value paid may not utilize the reinvestment privilege. The full value payable to you will not be reduced by any early withdrawal charge. Amounts withdrawn from the Guaranteed Accumulation Account will receive the greater of (a) the aggregate MVA amount from all guaranteed terms prior to the end of those terms; or (b) the applicable portion of your account value in the Guaranteed Accumulation Account. This provision does not apply if you have initiated income phase payments.

- The following is added to the Prospectus:

The Account Rebalancing Program. Under the 2004 Contracts you may participate in account rebalancing. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts (excluding the ING GET Fund subaccount) may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may participate in this program by completing the account rebalancing election form or by contacting the Company at: ING, USFS Customer Service, Defined Contribution Administration, ATTN: Central Rollover Unit TN21, 151 Farmington Avenue, Hartford, CT 06156-1258, phone: 1-800-262-3862, fax: (860) 723-9620.

Account rebalancing is not available if you elect to participate in the dollar cost averaging program.

- Appendix I is amended by changing the parenthetical under the title "Appendix I Guaranteed Interest Account" to read as follows:

(offered under 1992 and 1994 Contracts only, in all states, subject to regulatory approval of the contract)

- Appendix III is amended by changing the parenthetical under the title "Appendix III Guaranteed Accumulation Account" to read as follows:

(offered under 2004 Contracts only, in all states, subject to regulatory approval of the contract)